02018869

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 1 4 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number	3235-0123
Expires	October 31, 1989
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 45039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seslia Virgin Islands Securities Inc

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7A Crystal Gade
(No. and Street)

St. Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Cook 973-744-3307
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Neill Anderson & Associates LLC
(Name — if individual, state last, first, middle name)

PO Box 24775 (Address) Gallows Bay - St Croix (City) VI (State) 00824 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Thomas Conk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seslia Virgin Islands Securities Inc, as of 31 December 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

ANN L. D'ARIES
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 24, 2004

[signature]
Signature

Finance + Operations Principal
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seslia Virgin Islands Securities, Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2001 and 2000

Seslia Virgin Islands Securities, Inc.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2001 and 2000

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
Balance Sheets	4
Statements of Earnings and Retained Earnings	5
Statements of Changes in Stockholder's Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION	12
SUPPLEMENTARY INFORMATION	
Schedule I - Schedules of General and Administrative Expenses	14
Schedule II - Schedules of Computation of Net Capital	15
Schedule III - Schedules of Compliance Items	16

O'Neill, Anderson & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Post Office Box 24775
Gallows Bay, St. Croix
U.S. Virgin Islands 00824
(340) 773-4305 Fax: (340) 773-9850
www.oaacpa.com

St. Thomas Office
15B Norre Gade
St. Thomas V.I. 00804
(340) 774-4660

Pablo O'Neill, MBA, CPA
Vincent R. Anderson, CPA

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.

We have audited the accompanying balance sheets of Seslia Virgin Islands Securities, Inc. (a Virgin Islands corporation) as of December 31, 2001 and 2000 and the related statements of earnings and retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Seslia Virgin Islands Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.

O'Neill Anderson & Associates, LLC

St. Croix, Virgin Islands
February 15, 2002

Seslia Virgin Islands Securities, Inc.

BALANCE SHEETS

December 31,

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 33,201	$ 54,840
Accounts receivable	116,445	74,518
Prepaid expenses	11,832	8,312
Due from affiliate	-	26,427
Total current assets	161,478	164,097
PROPERTY AND EQUIPMENT		
Equipment	37,738	37,738
Furniture	17,982	17,982
Leasehold improvements	8,517	8,517
	64,237	64,237
Less accumulated depreciation	(26,387)	(14,526)
Net property and equipment	37,850	49,711
OTHER ASSETS		
Investments	162,794	134,355
Deposits	700	700
Total other assets	163,494	135,055
	$ 362,822	$ 348,863

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

BALANCE SHEETS

December 31,

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Current portion of long-term debt	$ 1,882	$ 1,808
Accounts payable	14,871	23,410
Accrued liabilities	10,005	19,494
Total current liabilities	26,758	44,712
LONG-TERM LIABILITIES		
Due to affiliate	20,457	-
Long-term debt, less current maturities	17,592	19,768
Total long-term liabilities	38,049	19,768
STOCKHOLDER'S EQUITY		
Common stock - 10,000 shares authorized, 1,000 shares issued and outstanding of no par value	25,000	25,000
Additional paid-in capital	182,000	182,000
Retained earnings	91,015	77,383
Total stockholder's equity	298,015	284,383
	$ 362,822	$ 348,863

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Years Ended December 31,

	2001	2000
Revenues	$ 1,156,506	$ 1,270,106
Operating expenses		
Fees and commissions	338,954	298,152
General and administrative	806,208	963,623
Depreciation	11,861	10,146
Total operating expenses	1,157,023	1,271,921
Loss from operations	(517)	(1,815)
Other income (deduction)		
Unrealized loss on securities	(272)	(98)
Investment income	14,421	18,159
	14,149	18,061
Earnings before income taxes	13,632	16,246
Provision for income taxes	-	-
NET EARNINGS	13,632	16,246
Retained earnings, January 1,	77,383	61,137
Retained earnings, December 31,	$ 91,015	$ 77,383

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2000	$ 25,000	$ 182,000	$ 61,137
Net earnings	-	-	16,246
Balances at December 31, 2000	25,000	182,000	77,383
Net earnings	-	-	13,632
Balances at December 31, 2001	$ 25,000	$ 182,000	$ 91,015

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2001	2000
Cash flows from operating activities:		
Net earnings	$ 13,632	$ 16,246
Adjustments to reconcile net earnings to net cash (used) provided by operating activities:		
Depreciation and amortization	11,861	10,146
Unrealized loss on securities	272	98
Increase in:		
Accounts receivable	(41,927)	(16,001)
Prepaid expenses	(3,520)	(1,691)
(Decrease) Increase in:		
Accounts payable	(8,539)	18,189
Accrued liabilities	(9,489)	7,161
Net cash (used) provided by operating activities	(37,710)	34,148
Cash flows from investing activities:		
Payments for the purchase of property and equipment	-	(30,662)
Investments, net	(28,711)	23,996
Net cash used by investing Activities	(28,711)	(6,666)
Cash flows from financing activities:		
Advances from (to) affiliate	46,884	(18,989)
Principal payments on long-term debt	(2,102)	(2,552)
Net cash provided (used) by financing activities	44,782	(21,541)
NET CASH (USED FOR) PROVIDED BY ALL ACTIVITIES	(21,639)	5,941
Cash and cash equivalents, January 1,	54,840	48,899
Cash and cash equivalents, December 31,	$ 33,201	$ 54,840
Supplemental disclosure Interest paid	$ 585	$ 832

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and purpose - Seslia Virgin Islands Securities, Inc. was incorporated April 30, 1992 to engage in and carry on a general securities brokerage, investment and financial consulting business.

Cash Equivalents - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and equipment - Property and equipment are carried at cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the respective assets.

Investments - The Company maintains cash and/or investments held for long term in a "good faith deposit account" to meet the NASD capital requirements. For financial reporting purposes, the investments are recorded at the lower of cost or market.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs - The Company conducts nondirect response advertising. These costs are expensed as incurred. Advertising costs for the years ended December 31, 2001 and 2000 are $15,393 and $17,851, respectively.

NOTE B - INVESTMENTS

The Company invests in certificate of deposits and corporate bonds. At December 31, 2001 and 2000, these securities were classified as available for sale and are reported at fair value, with the unrealized gains and losses included in comprehensive income. At December 31, 2001 and 2000 these securities had a fair value of $162,794 and $134,355, respectively, a cost of $163,066 and $134,453, respectively, and an unrealized loss of $10,272 and $98, respectively. Realized gains on securities sold during 2001 and 2000 were $14,421 and $18,159, respectively.

NOTE C - RELATED PARTY TRANSACTIONS

Seslia Virgin Islands Securities, Inc. is wholly owned by Seslia & Company, which is a Pennsylvania corporation. The Company had received funds from Seslia & Company for organizational costs. The Company also pays a monthly management fee representing the use of Seslia & Company personnel and services. Management fees incurred for 2001 and 2000 totalled $120,000 and $194,000, respectively. The Company is due to its parent $20,457 at December 31, 2001. The Company is due from its parent $26,427 at December 31, 2000.

Also, see note F with respect to lease with parent company.

NOTE D - LONG-TERM DEBT

Long-term debt consists of the following at December 31,

	2001	2000
4% loan payable to the SBA in monthly installments of $220 which includes interest; collateralized by fixed assets; final installment due August 2010	$ 19,474	$ 21,576
Less current maturities	1,882	1,808
	$ 17,592	$ 19,768

NOTE D - LONG-TERM DEBT - CONTINUED

Based on market rates for similar loans, at December 31, 2001 and 2000, the fair value of the notes approximates their carrying amount. The aggregate maturities of long-term debt are as follows:

Year ending December 31,	
2002	1,882
2003	1,958
2004	2,038
2005	2,101
2006	2,269
Thereafter	9,226
	$ 19,474

NOTE E - INCOME TAXES

The company has the following net operating loss carryovers remaining available to offset future taxable income, as follows:

Date incurred	Amount	Date Expiring
December 31,1996	$ 4,701	December 31,2011
December 31,1998	5,983	December 31,2013
December 31,1999	52,289	December 31,2014
	$ 62,973	

The company utilized net operating loss carry forwards in the years ending December 31, 2001 and 2000 of approximately $ 13,632 and $ 15,835, respectively.

NOTE F - COMMITMENTS

The Corporation contracted an operating lease agreement in September 1998 for rent of $2,900 per month until January 2001. Rent is fixed for the initial two years and will increase annually based upon Consumer Price Index until it expires December 2011. The contract provides a ten-year option to be negotiated based on the Consumer Price Index. The lease is with the parent company Seslia & Company. Total rent expense for 2001 and 2000 was $34,800 and $34,800, respectively.

NOTE F - COMMITMENTS - CONTINUED

The company also leases office space under an operating lease with an unrelated party which calls for monthly payments of $1,100. The aggregate rent expense for the years ended December 31, 2001 and 2000 totalled $13,200 and $9,010 respectively.

NOTE G - EMPLOYEE BENEFIT PLANS

The corporation maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2001 and 2000 was $9,409 and $10,344, respectively.

SUPPLEMENTARY INFORMATION

O'Neill, Anderson & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Post Office Box 24775
Gallows Bay, St. Croix
U.S. Virgin Islands 00824
(340) 773-4305 Fax: (340) 773-9850
www.oaacpa.com

St. Thomas Office
15B Norre Gade
St. Thomas V.I. 00804
(340) 774-4660

Pablo O'Neill, MBA, CPA
Vincent R. Anderson, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Seslia Virgin Islands Securities, Inc.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplemental information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements; but Schedules II and III contain information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Neill Anderson & Associates, LLC

St. Croix, Virgin Islands
February 15, 2002

Seslia Virgin Islands Securities, Inc.

SCHEDULE I
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

Years Ended December 31,

	2001	2000
Salaries and wages	$ 330,516	$ 383,846
Management fees	120,000	194,000
Rent	48,855	44,857
Employee benefits	47,092	44,826
Gross receipts taxes	45,139	47,483
Professional fees	36,753	30,549
Payroll taxes	33,454	32,229
Telephone	33,266	21,899
Dues and subscription	16,993	14,660
Advertising	15,393	17,851
Travel	13,575	31,495
Repairs and maintenance	10,572	12,339
Postage	10,466	9,940
Pension plan	9,409	10,344
Supplies	7,125	11,356
Utilities	6,133	6,870
Equipment lease	4,442	8,780
Meals and entertainment	3,776	11,048
Training and education	3,558	7,057
Contributions	3,200	6,374
Insurance	2,394	3,801
Promotion	1,284	3,990
Bank fees	1,321	2,146
Franchise taxes	1,315	2,373
Miscellaneous	177	2,767
Other taxes	-	743
	$ 806,208	$ 963,623

Seslia Virgin Islands Securities, Inc.

SCHEDULE II
SCHEDULES OF COMPUTATION OF NET CAPITAL

Years Ended December 31,

	2001	2000
NET CAPITAL		
Total stockholder's equity qualified for net capital	$ 298,015	$ 284,383
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment and leasehold improvements	(37,850)	(49,712)
Other assets	(12,532)	(9,012)
Due from parent company	-	(26,427)
Receivables over 30 days old	(5,567)	(6,147)
Net capital before haircuts on securities positions	242,066	193,085
Haircuts on securities (computed where applicable), pursuant to Rule 15c-3-1(f)		
A. Trading and investment securities		
1. Other securities	(2,460)	(6,071)
B. Other	(613)	(996)
	$ 238,993	$ 186,018
AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition	$ -	$ -
Other liabilities	64,807	64,480
	$ 64,807	$ 64,480
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital at 100%	$ 138,993	$ 86,018
Ratio: Aggregate indebtedness to net capital	27%	35%

Seslia Virgin Islands Securities, Inc.

SCHEDULE III
SCHEDULES OF COMPLIANCE ITEMS

December 31, 2001 and 2000

- No material inadequacies were found during the audits of Seslia Virgin Islands Securities, Inc.

- A Statement of Changes in Liabilities Subordinated to General Creditors was not included in the financial statement presentation, as Seslia Virgin Islands Securities, Inc. did not have any subordinated liabilities to General Creditors at December 31, 2001 and 2000 or during those calendar years.

- Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31,

	2001	2000
Unaudited net capital - Focus - IIS Report	$ 298,015	$ 284,383

- A statement concerning reserve requirements and information relating to possession or control requirements was not included in the financial statements presentation since Seslia Virgin Islands Securities, Inc. is exempt from this requirement.